FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	______November_______________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 15, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
November 15, 2006	NEWS RELEASE 06-25	MAE - TSX MNG-AMEX

Miramar Continues to Define the Significant New BN Zone at Boston

-- Discovery 400m north of Boston resources Offers Potential for Opportunities to Supplement Phase Two-

VANCOUVER -- Miramar Mining Corporation today announced additional results from the 2006 drilling program at its Hope Bay Project in Nunavut. Drilling at Boston continued to focus on the recently identified BN zone, located 400m north of the current resource base. To date 13 holes have been completed on the BN target with 9 holes reported (3 holes previously reported). Assays for the four remaining holes completed prior to winter shutdown are pending.

The recent drilling was completed to evaluate the potential of the BN area to enhance the ongoing development studies for a second phase of production at Hope Bay after the proposed Doris North Mine. The work at the BN zone has focussed on potentially identifying either a supplementary underground development area or a larger production center which may amenable to open pit exploitation at Boston. The current resource at Boston as calculated and released earlier this year is 2,312,000 tonnes of 10.7 g/t Au indicated and 2,431,000 tonnes of 9.5 g/t Au inferred. This resource does not include any drilling undertaken in 2006.

Potential geological models at BN include;

•	A deposit similar in nature to the Dome and Pamour mines in the Timmins area where mineralized systems in volcanic rocks project into surrounding sediments becoming larger lower grade deposits; or
•	The folded continuation of the Boston B2 stratigraphic horizon in an area where the potential exists to encounter more intense alteration and mineralization including expanded widths and higher grades

This style of mineralization at BN has not been previously recognized at the Boston deposit. Historical drilling on the BN area done by BHP was focused on testing quartz veining similar to the B2, B3 and B4 zones but the BN resource is hosted in a larger volume of altered volcanic rocks. Currently, this historical drilling is being compiled and considerable re-logging and infill sampling has been completed for which assays are pending. Initial geological modeling will evaluate for the potential of the existence of a lower grade halo around both around the BN zone and the existing resources areas such as B2 and B3. The most recent flow through financing will be used to fund expanded work at the BN zone in 2007.

The expanded drilling at Boston is part of an aggressive 2006 campaign at Hope Bay which will help define a second phase of production following the proposed Doris North Project, currently in the permitting process. The bulk of the drilling throughout the campaign was directed at the Madrid area where modelling of the Madrid area (which includes the Naartok, Rand and Suluk deposits) indicated the potential for much larger scale operations than contemplated earlier. Drilling focused on determining the continuity in the gaps between these deposits as well as local infill drilling and expansion drilling of the previously identified mineralization. At this time the drilling program is completed, assays are pending and work is progressing on updated resource models and technical economic studies. Previous news releases have outlined Miramar’s success to date and can be accessed on the companies newly redesigned website at www.miramarmining.com. Results for the new holes are presented below.

“Our work at Hope Bay this year will help us to determine the optimal scenario for the next phase of production at Hope Bay,” said Tony Walsh, Miramar’s President and CEO. “Drilling continues to be successful in outlining large scale production at Madrid. A new style of mineralization identified at Boston, continues to demonstrate the prospectivity of the Hope Bay belt and the benefits of one company owning an entire district. Hope Bay offers many opportunities for synergy in having one possible central processing infrastructure and multiple ore bodies for feed. ”

2006 Boston Program

BN Zone

The 2006 Boston drill program was expanded based on promising results from initial exploration drilling in the hinge area and recognition of a style of mineralization not previously evaluated in the Boston area. An additional 2,800 meters of drilling for a total 3,785 meters in 13 holes, was directed at testing this new zone of potentially significant mineralization located 400m from the existing Boston resources. This area is in the fold closure of the Boston anticline. This newly identified zone consists of broad zones of altered and mineralized volcanic and sedimentary rocks with gold mineralization associated with disseminated sulphides. This style of mineralization is generally lower grade, compared to intersections normally associated with the Boston deposit, but this style of mineralization has been intersected over significant widths. This style of mineralization has not previously been recognized at Boston and as such reflects potential for further new discoveries of similar mineralization in the Boston area of the Hope Bay belt. Previous drilling in the area is being compiled and additional samples have been collected.

A total of 13 holes were drilled in the BN area; three have been previously reported and an additional ten have recently been completed; results are available for the first six follow-up drill holes. Earlier drilling in the season had all holes returning broad zones of lower grade mineralization including Hole 06SBD340 which returned a broad intercept of 2.9g/t over 53.0m. Follow up drilling focused on defining the geometry and dimensions of the new mineralized zone; to do this a set of fences, two step outs and a fan targeting the hinge at various levels were drilled.

All holes to date have returned broad zones of alteration and mineralization including follow-up hole 06SBD345, located 50m south of the earlier drilling, returned 3.4/t Au over 49.2m, and hole 06SBD344 located 100m north of the earlier drilling returning 2.2 over 44.2m and a second interval grading 2.51 over 30.1m. All holes in this area have broad intercepts in the 2 g/t range with narrower higher grade intervals, including hole 06SBD349 which had a higher grade intercept of 6.2g/t over 16.5m near surface. Complete assays are outlined on the attached Table 1

BN Highlights

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06SBD343	BN	166.6	206.5	39.8	2.3
including		170.3	177.0	7.8	6.3

06SBD344	BN	18.4	164.7	146.3	1.5
including		26.9	57.6	44.2	2.2
and		114.3	144.5	30.2	2.5

06SBD345	BN	202.2	251.4	49.2	3.4
including		202.2	222.1	19.9	5.9
including		202.2	205.3	3.1	8.7
including		212.5	222.1	9.6	6.9
And		347.0	349.2	2.2	11.0

06SBD346	BN	255.3	266.3	11.0	2.2
		291.4	300.7	9.3	1.7
		317.9	336.0	18.1	1.4

06SBD349	BN	33.5	50.0	16.5	6.2
Includes		41.1	47.6	6.5	11.4

06SBD350	BN	41.7	75.0	33.4	3.0
includes		41.7	55.9	14.3	4.7

2006 Regional Assessment Program

Regional drilling was undertaken on a variety of geological, geochemical and geophysical targets derived from assessment work programs. A total of 14 drill holes, 2,385 meters, were used to test seven targets on 6 separate claims.

Assessment Drilling

Selected targets were drill tested based on geology and local geophysics as part of the regional assessment requirements to maintain the entire Hope Bay belt in good standing. Only weakly anomalous values were received from four areas tested. with values ranging from 0.3 g/t Au over 5.0m to 4.1 g/t Au over 1.2m; Some additional results are pending and assays received to date are outlined in the attached Table 2.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt.

Information regarding the possibility of future production at Hope Bay is based on several material factors and assumptions. These include the assumption that further exploration will be successful in increasing the mineral resource estimates at Hope Bay, that Miramar will receive positive feasibility studies, that Miramar will obtain permitting and regulatory approval, the availability of financing and other contingencies.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation including the Securities Act (Ontario). Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Information regarding the possibility of future production at Hope Bay is based on several material factors and assumptions. These include the assumption that further exploration will be successful in increasing the mineral resource estimates at Hope Bay, that Miramar will receive positive feasibility studies, that Miramar will obtain permitting and regulatory approval, the availability of financing and other contingencies. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

Figure 1. Boston Location Plan

MIRAMAR
HOPE BAY LTD.
Boston Drill Hole Locations
Legend
Newly Released 2006 Drill Hole
Newly Released 2006 Drill Hole (Assays Pending)
Previously Released 2006 Drill Hole
N
D339
D349
D347
Sediments
D344
D348
D350
D343
D351
D340
D331
D338
Sediments
D345
D352
D346
Basalts
Fold Axis
Volcaniclastics
Portal
B2 Resource
0
50
100
meters

Selected Assays		
Hole ID	Length (m)	Au (g/t)
06SBD331	69.6	2.4
and	18.3	1.6
06SBD338	40.7	2.0
and	16.5	3.4
06SBD339	2.3	4.4
and	6.4	1.2
06SBD340	53.0	2.9
including	10.7	8.0
06SBD343	39.8	2.3
including	7.8	6.3
06SBD344	146.3	1.5
including	44.2	2.2
and	30.2	2.5
06SBD345	49.2	3.4
including	19.9	5.9
including	3.1	8.7
including	9.6	6.9
and	2.2	11.0
06SBD346	11	2.2
and	9.3	1.7
and	18.1	1.4
06SBD349	16.5	6.2
including	6.5	11.4
06SBD350	33.4	3
including	14.3	4.7

Figure 2. Detail Boston Location Plan

Table 1 Boston Results

HOLE_ID	Zone	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)

06SBD343	BN	146.1	147.5	1.4	1.5
And		166.6	206.5	39.8	2.3
Includes		167.5	178.0	10.5	5.0
And		245.5	252.0	6.5	1.2

06SBD344	BN	18.4	164.7	146.3	1.5
includes		24.6	39.0	14.4	4.2
Includes		26.9	29.0	2.1	6.7
And includes		36.4	39.0	2.6	10.8
And		45.0	66.1	21.2	1.6
And		83.0	103.4	20.4	1.0
And		114.3	146.4	32.1	2.4
Includes		116.9	119.4	2.5	6.6
Includes		141.5	144.5	3.0	5.3
And		151.3	175.0	23.7	1.1

06SBD345	BN	201.0	251.4	50.4	3.3
Includes		202.2	222.1	19.9	5.9
And includes		202.2	205.3	3.1	8.7
And includes		212.5	222.1	9.6	6.9
And includes		233.0	235.0	2.0	8.0
And		305.3	317.0	11.7	2.9
Includes		311.0	311.8	0.8	18.8
And		345.5	352.2	6.7	4.2
Includes		347.8	349.2	1.4	15.6

06SBD346	BN	255.3	266.3	11	2.2
And		291.4	300.7	9.3	1.7
And		317.9	336	18.1	1.4

06SBD349	BN	33.5	50.0	16.5	6.2
including		39.6	50.0	10.4	8.2
including		41.1	47.6	6.5	11.4
And		120.0	135.7	15.7	1.5
And		277.3	278.4	1.1	6.2

06SBD350	BN	41.7	75	33.4	3
including		41.7	55.9	14.3	4.7

Table 2 Regional assays

Hole id	Target Area	From (m)	To (m)	Length (m)	Au g/t
06Aim1002	Aimaoakatok				pending
06Aim1003	Aimaoakatok				NSV
06Ak1005	tonalite	120.6	122.8	2.2	0.9
06Ak1006	tonalite				NSV
06Ak1007	QSP				NSV
06Ak2002	tonalite	144.0	149.0	5.0	0.3
06Ak2003	tonalite				not drilled
06Ak2004	fence				pending
06Ak2005	fence				NSV
06Ak3004	EM	12.0	13.0	0.9	1.4
06Ak3005	EM	39.0	40.2	1.2	4.1
		84.0	85.3	1.3	0.7
06Tk2001	Diawa				NSV
06Tk2002	Diawa	65.0	66.1	1.1	1.1
		82.4	82.8	0.4	2.1

NSV No Significant Values